



EAGLE GROWTH SHARES, INC.
1200 NORTH FEDERAL HIGHWAY
SUITE 424
BOCA RATON, FL 33432
(561) 395-2155

OFFICERS

Donald H. Baxter
Chairman and President

Ronald F. Rohe
Vice President/Secretary/Treasurer

ADMINISTRATIVE STAFF

Keith A. Edelman
Director of Operations

Diane M. Sarro
Director of Shareholder Services

DIRECTORS

Donald H. Baxter
Thomas J. Flaherty
James Keogh
Kenneth W. McArthur
Robert L. Meyer
Donald P. Parson

You will find important information about EAGLE GROWTH SHARES, INC. — its investment policy and management, past record, the method of calculating the per-share net asset value and the sales commission included in the public offering price — in the current prospectus. This report is submitted for the general information of the Fund's shareholders. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

EAGLE GROWTH SHARES INC

SEMI-ANNUAL REPORT

May 31, 2002

EAGLE GROWTH SHARES, INC.

PRESIDENT'S LETTER – July 7, 2002

Dear Shareholders,

Hooray for the consumer. Encompassing two-thirds of U.S. gross domestic product, the consumer has continued to spend and keep the economy growing. Our government has improved security and increased spending decisively. Business profits have been the wallflower at the recovery party. Satisfied to sit in the corner with bloated inventories for months, business has gradually improved its participation as inventories declined.

Productivity has soared. In the fourth quarter of 2001, productivity improved 5.5%, and in the first quarter of 2002, it climbed 8.4%. The latter made the biggest quarterly jump in 19 years. With productivity so strong, the Federal Reserve can keep interest rates low without inflation worries.

In short, the economic outlook is hopeful, but equity markets appear to see the dark side of everything. The tech-laden NASDAQ composite index started its run in late 1998, powered by the heady mixture of Y2K spending and the onslaught of the Internet; there appeared to be no end in sight. However, the NASDAQ composite index top did come at 5132 in March of 2000. Recently the NASDAQ composite index hit the 1400 level, back to its reading in June of 1997, over five years ago.

Wall Street reverberates from the bursting of this speculative bubble. Financial and psychological damage is considerable. On top of everything, come revelations of shocking corporate management misdeeds. The most ardent capitalists wince. Markets demonstrated their displeasure with further mark downs. In periods of great pessimism, great opportunities are found.

We adjusted our portfolio to seize new opportunities. Companies bought during the first half of the year include Winnebago, the motor home manufacturer; Rent-A-Center, an expanding rental tools company; Hollywood Entertainment, a video rental company; and three companies in insurance: Brown & Brown, Ohio Casualty, and Principal Financial Group.

Very truly yours,

Donald H. Baxter

Donald H. Baxter
President

EAGLE GROWTH SHARES, INC.

PORTFOLIO OF INVESTMENTS – MAY 31, 2002

Shares		Value
	COMMON STOCKS—93.2%	
	AEROSPACE/DEFENSE—2.9%	
1,000	*Alliant Techsystems Inc. . . .	$108,780
	BUSINESS SUPPLIES & SERVICES—5.2%	
6,000	Harland (John H.) Co.	195,780
	CONSTRUCTION—4.4%	
3,000	Lennar Corp.	164,160
	FINANCIAL SERVICES—7.7%	
2,000	Federal Home Loan Mortgage Corp.	131,100
2,000	First Data Corp.	158,400
		289,500
	FOOD DISTRIBUTION—5.0%	
5,000	*Performance Food Group Co.	187,700
	HEALTH CARE PLANS—2.0%	
5,000	*Humana, Inc.	76,100
	INSURANCE—13.3%	
5,000	Brown & Brown, Inc.	178,250
1,000	*First Health Group Corp. . .	27,460
2,000	Leucadia National Corp. . .	68,680
5,000	*Ohio Casualty Corp.	104,550
4,000	*Principal Financial Group, Inc.	121,600
		500,540
	MEDICAL EQUIPMENT & SUPPLIES—1.7%	
3,000	*STERIS Corp.	63,450
	MOBILE HOMES & RVs—3.5%	
3,000	Winnebago Industries, Inc.	133,200
	PACKAGING—2.2%	
2,000	Ball Corp.	83,160
	REAL ESTATE—12.8%	
5,000	LNR Property Corporation . .	175,500
20,000	*La Quinta Properties, Inc. . .	150,200
10,000	United Dominion Realty Trust, Inc.	158,500
		484,200

Shares		Value
	RENTAL & LEASING—4.5%	
3,000	*Rent-A-Center, Inc.	$ 170,250
	RESTAURANTS—3.5%	
4,000	*P.F. Chang's China Bistro, Inc.	131,280
	RETAIL SPECIALTY—8.6%	
3,000	*BJs Wholesale Club	129,750
6,000	*Copart, Inc.	98,580
5,000	*Hollywood Entertainment Corp.	96,800
		325,130
	STAFFING SERVICES—1.5%	
2,000	*CDI Corp.	55,960
	TECHNICAL SERVICES—2.7%	
3,000	*CACI International Inc., CI "A"	101,040
	TOYS & GAMES—2.2%	
4,000	Mattel, Inc.	84,960
	UTILITIES—4.0%	
9,000	*Southern Union Co.	152,100
	WASTE MANAGEMENT SERVICES—5.5%	
3,000	*Stericycle Inc.	206,280
	Total Value of Common Stocks (Cost $2,101,746)	3,513,570

Principal Amount			Value
	SHORT-TERM INVESTMENTS—6.0%		
$225M	U.S. Treasury Bill 1.451% due 06/06/2002 (Cost $224,955)		224,955
	Total Value of Investments (Cost $2,326,701)	99.2%	3,738,525
	Other Assets, less Liabilities	0.8	29,723
	Net Assets	100.0%	$3,768,248

* Non-income producing security

See notes to financial statements

EAGLE GROWTH SHARES, INC.

STATEMENT OF ASSETS AND LIABILITIES – MAY 31, 2002

ASSETS

Investments in securities, at value (identified cost $2,326,701) (Note 1-A)		$3,738,525
Cash		31,500
Other assets		5,814
Total Assets		3,775,839

LIABILITIES

Accrued advisory and administrative fees	$3,140	
Other accrued expenses	4,451	
Total Liabilities		7,591

NET ASSETS $3,768,248

NET ASSET VALUE PER SHARE

($3,768,248 ÷ 259,416 shares outstanding) 10,000,000 shares authorized, $0.10 par value (Note 2) $14.53

NET ASSETS CONSIST OF:

Capital paid in	$2,310,318
Undistributed net investment deficit	(46,948)
Accumulated net realized gain on investments	93,054
Net unrealized appreciation in value of investments	1,411,824
Total	$3,768,248

SAMPLE PRICE COMPUTATION

Net asset value per share	$14.53
Sales commission: 8½% of offering price*	1.35
Offering price (adjusted to nearest cent)	$15.88
Redemption price	$14.53

* On purchases of $10,000 or more the offering price is reduced.

See notes to financial statements

3

EAGLE GROWTH SHARES, INC.

STATEMENT OF OPERATIONS – SIX MONTHS ENDED MAY 31, 2002

INVESTMENT INCOME

Income:

Dividends	$ 11,413	
Interest	5,178	
TOTAL INCOME		$ 16,591

Expenses (Note 4):

Transfer agent and dividend disbursing agent's fees and expenses	16,306	
Investment advisory fee	13,879	
Professional fees	13,084	
Registration fees	6,790	
Administrative fee	4,626	
Reports and notices to shareholders	3,198	
Custodian fees	3,142	
Fund accounting agent's fees	1,829	
Other expenses	2,245	
TOTAL EXPENSES	65,099	
Less: Custodian fees paid indirectly	1,560	63,539
INVESTMENT INCOME—NET		(46,948)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (Note 3):

Net realized gain on investments	93,653	
Net unrealized appreciation of investments	216,311	
Net gain on investments		309,964

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS

$263,016

See notes to financial statements

EAGLE GROWTH SHARES, INC.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2002	Year Ended November 30, 2001
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS		
Net investment loss	$ (46,948)	$ (77,135)
Net realized gain on investments	93,653	350,090
Net unrealized appreciation of investments	216,311	383,244
Net increase in net assets resulting from operations	263,016	656,199
DISTRIBUTIONS TO SHAREHOLDERS FROM:		
Net realized gain on investments	(351,956)	—
CAPITAL SHARE TRANSACTIONS		
Increase (decrease) in net assets resulting from capital share transactions (Note 2)	360,730	(34,040)
Net increase in net assets	271,790	622,159
NET ASSETS		
Beginning of year	3,496,458	2,874,299
End of period (including undistributed net investment income (deficit) of ($46,948) and $0, respectively)	$3,768,248	$3,496,458

See notes to financial statements

EAGLE GROWTH SHARES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Eagle Growth Shares, Inc. (the "Fund") is registered under the Investment Company Act of 1940 as a diversified open-end management investment company. The Fund's investment objective is to achieve growth of capital. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements.

A. Security Valuation - securities listed on national exchanges or the NASDAQ National Market are valued at the closing sales price on May 31, 2002. Short-term obligations are stated at amortized cost which approximates fair value.

B. Federal Income Taxes - no provision has been made for Federal income taxes on net income or capital gains, since it is the policy of the Fund to continue to comply with the special provisions of the Internal Revenue Code applicable to investment companies and to make sufficient distributions of income and capital gains to relieve it from all, or substantially all, such taxes.

C. Distributions to Shareholders - the Fund distributes its net investment income, if any, and net realized gains annually. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles.

D. Use of Estimates - the preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual amounts could differ from those estimates.

E. Other - security transactions are accounted for on the date the securities are purchased or sold. Cost is determined, and gains and losses are based, on the identified cost basis for both financial statement and Federal income tax purposes. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income and estimated expenses are accrued daily.

2. Capital Stock

At May 31, 2002, there were 259,416 shares outstanding. Transactions in capital stock were as follows:

	Six Months Ended May 31, 2002		Year Ended November 30, 2001	
	Shares	Amount	Shares	Amount
Capital stock sold	9,647	$ 140,032	23,496	$ 329,893
Capital stock issued in reinvestment of distributions	23,936	339,645	—	—
Capital stock redeemed	(8,284)	(118,947)	(25,161)	(363,933)
Net increase (decrease)	25,299	$ 360,730	(1,665)	$ (34,040)

EAGLE GROWTH SHARES, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. Purchases and Sales of Securities

For the six months ended May 31, 2002, purchases and sales of securities, other than United States Government obligations and short-term notes, aggregated $1,626,792 and $957,776 respectively.

At May 31, 2002, the cost of investments for Federal income tax purposes was $2,326,701. Accumulated net unrealized appreciation on investments was $1,411,824 consisting of $1,422,396 gross unrealized appreciation and $10,572 gross unrealized depreciation.

4. Investment Advisory and Other Transactions with Affiliates

Baxter Financial Corporation (BFC) is the investment advisor and the administrator of the Fund.

As investment advisor, BFC supervises the Fund's investments on a continuous basis and provides the Fund with investment advice and recommendations for an annual fee equal to .75% of the first $200 million of net assets, .625% of net assets between $200 million and $400 million, and .50% of net assets in excess of $400 million.

As the Fund's administrator, BFC is responsible for providing overall supervision of the Fund's administrative operations and receives an annual fee of .25% of the average net assets of the Fund.

Both the investment advisory fee and the administrative fee are payable monthly, based on month-end net asset values of the Fund.

BFC also serves as the underwriter of the Fund. For the six months ended May 31, 2002, BFC received $426 in commissions from the sale of Fund shares after allowing $1,241 to other dealers.

During the six months ended May 31, 2002, directors of the Fund who are not affiliated with BFC received directors' fees aggregating $500 and the Fund's custodian provided credits in the amount of $1,560 against custodian charges based on the uninvested cash balances of the Fund.

EAGLE GROWTH SHARES, INC.

FINANCIAL HIGHLIGHTS

The following table sets forth the per share operating performance data for a share of capital stock outstanding, total return, ratios to average net assets and other supplemental data for each period indicated.

Per Share Data	Six Months Ended May 31, 2002	Year ended November 30,				
		2001	2000	1999	1998	1997
Net Asset Value, Beginning of Year	$14.93	$12.19	$12.60	$12.95	$14.86	$13.57
Income From Investment Operations						
Net Investment Income (Loss)	(0.18)	(0.33)	(0.14)	0.02	(0.07)	(0.14)
Net Realized and Unrealized Gain (Loss) on Investments	1.28	3.07	0.60	0.24	(0.20)	1.92
Total From Investment Operations	1.10	2.74	0.46	0.26	(0.27)	1.78
Less Distributions From:						
Net Investment Income	—	—	0.02	—	—	—
Net Realized Gains	1.50	—	0.85	0.61	1.64	0.49
Total Distributions	1.50	—	0.87	0.61	1.64	0.49
Net Asset Value, End of Period	$14.53	$14.93	$12.19	$12.60	$12.95	$14.86
Total Return* (%)	7.61	22.48	3.56	2.08	(1.76)	13.62
Ratios/Supplemental Data						
Net Assets, End of Period (in thousands)	$3,768	$3,496	$2,874	$2,906	$3,100	$3,280
Ratio to Average Net Assets:						
Expenses (%)	3.53 (a)	3.44	3.10	3.01	2.67	2.75
Net Income (Loss) (%)	(2.54)(a)	(2.25)	(1.13)	0.23	(0.50)	(0.95)
Portfolio Turnover Rate (%)	32	55	56	95	33	47

*Calculated without sales charge.
(a) Annualized

See notes to financial statements

8

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of
Directors of Eagle Growth Shares, Inc.

We have audited the accompanying statement of assets and liabilities of Eagle Growth Shares, Inc., including the portfolio of investments, as of May 31, 2002, and the related statement of operations for the six months then ended, the statements of changes in net assets for the six months then ended and the year ended November 30, 2001 and financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 2002 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Eagle Growth Shares, Inc. at May 31, 2002, and the results of its operations, changes in its net assets and financial highlights for the periods presented, in conformity with U.S. generally accepted accounting principles.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
June 21, 2002

EAGLE GROWTH SHARES, INC.

EAGLE GROWTH SHARES, INC.

1200 North Federal Highway, Suite 424, Boca Raton, FL 33432 (561) 395-2155

INVESTMENT ADVISOR, ADMINISTRATOR AND UNDERWRITER

BAXTER FINANCIAL CORP.,
1200 North Federal Highway, Suite 424, Boca Raton, FL 33432

CUSTODIAN

U.S. BANK, N.A., 425 Walnut Street, Cincinnati, OH 45202

TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

UNIFIED FUND SERVICES, INC.
P.O. Box 6110, Indianapolis, IN 46206-6110

LEGAL COUNSEL

STRADLEY, RONON, STEVENS & YOUNG, LLP Philadelphia, PA

AUDITORS

BRIGGS, BUNTING & DOUGHERTY, LLP Philadelphia, PA